Irwin Financial Corporation
500 Washington Street
P.O. Box 929
Columbus, IN 47202-0929
812.376.1909
812.376.1709 Fax
www.irwinfinancial.com
August 31, 2009
Mail Stop 4561
By U.S. Mail and Facsimile to: (202) 772-9208
Michael R. Clampitt
Mail Stop 4561
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Irwin Financial Corporation Registration Statement on Form S-3 filed October 14, 2008 and Amendment No. 1 filed on December 2, 2008 File Number 333-154181
Dear Mr. Clampitt:
     Irwin Financial Corporation (the “Corporation”) hereby requests, pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”) that the Securities and Exchange Commission (the “SEC”) withdraw the registration statement originally filed on October 14, 2008, amendment no. 1 thereto (filed on December 2, 2008) and all exhibits thereto (collectively, the “Registration Statement”).
     The Corporation does not intend to proceed with its rights offering at this time due to adverse market conditions for almost all financial institutions and its inability to date to participate in the government’s capital assistance programs. The Corporation respectfully requests that the SEC consent to the withdrawal of the Registration Statement on the grounds that doing so would be consistent with the public interest and the protection of investors, as contemplated by Securities Act Rule 477(a).

Michael Clampitt
Division of Corporate Finance
Securities and Exchange Commission
August 31, 2009

     No securities were sold in connection with the offering for which the Registration Statement was filed. The Corporation may undertake a subsequent private offering in reliance on Securities Act Rule 155(c) or another exemption from registration.
     If you have any questions regarding this matter, please do not hesitate to call the undersigned at (812) 379-7603 or Steven R. Schultz, the Corporation’s General Counsel, at (812) 379-1891.

Sincerely,

IRWIN FINANCIAL CORPORATION

By:	/s/ Gregory F. Ehlinger Chief Financial Officer
cc: Justin Dobbie
      (Securities and Exchange Commission)